Exhibit 99.4

N E W S    R E L E A S E

Siyata Mobile Products Deployed by EMS Organization in Papua New Guinea

Vancouver, BC – November 13, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today discussed the deployment of its SD7 handsets and VK7 vehicle kits by The National St John Ambulance Service (NStJA), a trusted life-saving service in Papua New Guinea, the most populous Pacific island country.

Marc Seelenfreund, CEO of Siyata, commented, “By upgrading from standard smartphones to our ruggedized SD7 handsets and VK7 vehicle kits, NStJA is experiencing the many benefits of our solution. Our devices stand up to the demanding environments faced by first responders and medical personnel. Integrated with the Zello Push-to-Talk app, our solution for this customer is providing secure and reliable communication that far exceeds the performance of standard smartphones. Our global deployments continue to increase, and we are pleased that our reach now extends to Papua New Guinea, and we are also encouraged by the number of new customers who are selecting Zello as their preferred PTT application.”

Mark Cannon, Chief Executive for NStJA, commented, “We provide mission-critical evacuation and medical services to residents and visitors of our country. It is absolutely critical that we have a communications solution that is reliable and effective. Since upgrading from standard smartphones and a traditional UHF radio system, our team is finding the Siyata devices to be simpler to use with a PTT button, provide loud and clear audio and have a better battery life. We are quite pleased with Siyata’s solution.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its warrants trade under the symbol “SYTAW”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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